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                                                         HARTFORD LIFE


February 8, 1999


Securities and Exchange Commission
450 Fifth Street, N.W., Stop 5-6
Washington, D.C. 20549


      Re: Hartford Life Insurance Company Thomson McKinnon Separate Account (File No. 333-70153) issued by Hartford Life Insurance Company.


Commissioners:

Pursuant to Rule 477(a), Registrant hereby respectfully requests that the filing transmitted on February 2, 1999 and described on its cover as Pre-Effective Amendment No. 1 (File No. 333-70153) be withdrawn.

This Pre-Effective Amendment was filed in error, as the above referenced registration statement was already effective at the time of the filing.

Sincerely,

/s/ Marianne O'Doherty

Marianne O'Doherty
Counsel